Filed pursuant to Rule 424(b)(5)

File No. 333-278861

Supplement No. 4 dated May 21, 2025

To Prospectus Supplement dated May 23, 2024

(To Prospectus Dated May 1, 2024)

JAGUAR HEALTH, INC.

Up to $2,177,438

Shares of Common Stock

This supplement No. 4 (this “Supplement) amends and supplements certain information contained in the prospectus supplement, dated May 23, 2024, and as amended by the supplement No. 1, dated July 17, 2024, the supplement No. 2, dated November 13, 2024 and supplement No. 3, dated May 5, 2025 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated May 1, 2024 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplement thereto, and the documents deemed incorporated by reference in each, the “Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-278861) (the “Registration Statement”), which relate to the offer and sale of shares of voting common stock of Jaguar Health, Inc. (“we”, “us” or the “Company”), par value $0.0001 per share (the “Common Stock”), in an “at-the-market” offering (the “ATM Program”) pursuant to the ATM Agreement (as defined below). The terms “Company,” “we,” “us,” and “our” refer to Jaguar Health, Inc. and its subsidiaries, unless indicated otherwise.

You should carefully read the entire Prospectus and this Supplement before investing in our Common Stock. This Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Supplement is not complete without, and may only be delivered or utilized in connection with the Prospectus and any future amendments or supplements thereto.

Under the Prospectus, we registered shares of our Common Stock having an aggregate offering price of up to $75,000,000 for offer and sale from time to time through Ladenburg Thalmann & Co. Inc. (“Ladenburg”) and Lucid Capital Markets, LLC (“Lucid” and, together with Ladenburg, the “Managers”), acting as the Company’s sales agents, pursuant to an At The Market Offering Agreement, dated December 10, 2021, between us and Ladenburg, as amended on each of February 2, 2022 and May 23, 2024 by and between the Company and Ladenburg, and on each of July 17, 2024, November 13, 2024 and February 4, 2025 by and among the Company, Ladenburg and Lucid Capital Markets, LLC (the “ATM Agreement”). Sales of our Common Stock under the Prospectus, as supplemented by this Supplement, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (“Securities Act”).

As previously reported, on March 31, 2025, we became subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the Registration Statement of which this Supplement and the Prospectus are a part. The aggregate market value of our Common Stock held by non-affiliates as of May 20, 2025 pursuant to General Instruction I.B.6 of Form S-3 is approximately $4.40 million, which was calculated based on 1,017,795 outstanding shares of our Common Stock held by non-affiliates at a price of $12.98 per share, which was the closing price of our Common Stock on May 2, 2025. As of the date hereof, we have sold an aggregate of approximately $0.73 million worth of shares of our Common Stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3 and the sales to date under the Prospectus, and in accordance with the terms of the ATM Agreement, the aggregate offering price of the shares of Common Stock that we may sell from time to time through the Managers pursuant to the Prospectus has been reduced to approximately $3.68 million.

The purpose of this Supplement is to further reduce the aggregate offering price of the shares of our Common Stock that may be sold under the ATM Program through the Prospectus by an amount equal to $1,500,003.55 (the “Reduction Amount”), such that the Company may offer and sell shares of Common Stock in one or more public offerings other than under the ATM Program through the Prospectus, from time to time, up to an aggregate offering price equal to the Reduction Amount. After giving effect to the aforementioned reduction, the aggregate offering price available under the ATM Program through the Prospectus shall be approximately $2,177,438.

Except as modified by this Supplement, the terms of the ATM Program remain unchanged, and the ATM Agreement remains in full force and effect.

Our Common Stock trades on the Nasdaq under the symbol “JAGX.” On May 20, 2025, the last reported sale price of our Common Stock on the Nasdaq was $5.84 per share.

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” beginning on page S-8 of the ATM Prospectus Supplement, in our most recent Annual Report on Form 10-K, and our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prospectus, and in the other documents that are filed after the date hereof and incorporated by reference into this Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement and the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

LADENBURG THALMANN	LUCID CAPITAL MARKETS

The date of this Supplement is May 21, 2025